October 21, 2009

By U.S. Mail and facsimile: (310) 302-1702

Babette E. Heimbuch
Chairman and Chief Executive Officer
FirstFed Financial Corp.
12555 W. Jefferson Blvd.
Los Angeles, California 90066

>   **Re: FirstFed Financial Corp.**
>   **Form 10-K for the year ended December 31, 2008**
>   **Form 10-Q for the period ended March 31, 2009**
>   **Form 10-Q for the period ended June 30, 2009**
>   **File Number 001-09566**

Dear Ms. Heimbuch:

We have reviewed the above referenced filings, your response letter dated August 21, 2009 to our comment letter dated July 29, 2009 and related materials and have the following comment. Please be as detailed as necessary in your explanation. Where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended June 30, 2009

General

1.   Please tell us and revise future filings to disclose the amount of current period interest income that was recorded as a result of interest capitalized on negative amortization loans. Please provide us this information for the years ended 2008, 2007, 2006 and for each quarter ended in 2009.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

Please direct any questions on accounting matters to Paul Cline at 202-551-3851, or to Kevin Vaughn, Accounting Branch Chief, at 202-551-3494.

Sincerely,

Kathryn McHale
Staff Attorney